SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For July 12, 2004

PrimaCom AG
(Exact name of registrant as specified in its charter)

An der Ochsenwiese 3, 55124 Mainz, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-______________.

PrimaCom AG’s financial statements for the three months ending March 31, 2003 are attached to this Form 6-K.

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRIMACOM AG

	By:	/s/ HANS-WERNER KLOSE

	Name:	Hans-Werner Klose
	Titles:	Member of the Management Board

	By:	/s/ TONY ABRAHAM MERIN

	Name:	Tony Abraham Merin
	Titles:	Member of the Management Board

Date: July 12, 2004

2

PrimaCom AG
An der Ochsenwiese 3
55124 Mainz/Germany

AD-HOC NOTICE

Mainz, 12, July 2004: On April 16, 2004 PrimaCom AG’s (the “Company”) signed a financing transaction (the “Proposed Asset Sale and Purchase Transaction”) to (i) transfer substantially all of its assets to a special purpose vehicle, BK Breitband Kabelnetz Holding GmbH (“BBKH”), which is an investment vehicle established by certain of the Company’s creditors, (ii) transfer, or receive funding for, substantially all of our known liabilities to BBKH, (iii) receive a cash consideration of €5 million that it intended, if it or any part of it is available for such a purpose, to distribute to the Company’s shareholders at the end of the liquidation of the Company and (iv) resolve on the liquidation of the Company. At the Company’s Annual General Shareholders’ Meeting dated June 8, 2004 (the “2004 AGM”), the Proposed Asset Sale and Purchase Transaction failed to receive the required majority of shareholders; votes and was therefore rejected.

Following the 2004 AGM, the Company’s management has continued, and is continuing, discussions with its creditors under the Senior Credit Facility and under the Second Secured Loan Facility in order to find a consensual solution regarding the refinancing of the Company. Although adequate liquidity is available to meet interest payments as they become due in the near future, the Company has elected, while discussions with its creditors are ongoing, not to pay interest on its Second Secured Loan Facility, and consequently the Company is currently in default of this agreement. Creditors under the Second Secured Loan Facility are subject to a 60-day standstill period under the terms of the Company’s Inter-Creditor Agreement. The above default also triggers a cross default on the Senior Credit Facility. This cross-default has been waived for an initial period of 30 days by the Company’s creditors under the Senior Credit Facility.

WKN: 625910, ISIN: DE0006259104. Market segment: CDAX, Prime All Share, Prime Standard, Regulated Market of the Frankfurt Stock Exchange; OTC market of the Stock Exchange of Lower Saxony in Hanover; Stock Exchange of Berlin; Bavarian Stock Exchange; Stock Exchange of Hamburg; Stock Exchange of Bremen (BWB); Stock Exchange of Duesseldorf; and Stock Exchange of Baden-Wuerttemberg.

ADRs: ISIN: US74154N1081; CUSIP:

74154N108; OTC Bulletin Board; Symbol: PCAGY.

Contact:	Investor Relations
Tel.: +49 6131 – 944 522
Fax: +49 6131 – 944 509
e-mail: investor@primacom.de
www.primacom.de

PrimaCom ( www.primacom.de ) is a significant private cable network operator with over five per cent market share in Germany and the Netherlands. PrimaCom offers a wide range of analog, digital and interactive broadband services. PrimaCom is Germany’s most experienced Digital-TV cable operator. Customers, connected to the upgraded 862 MHz networks, have access to more than 100

TV and radio programs, to interactive Video on Demand, and to high speed Internet. PrimaCom currently passes 2m homes and serves 1.3m subscribers, 1.0m in Germany and 300,000 in The Netherlands. PrimaCom shares are traded at the Frankfurter Börse (ISIN: DE0006259104, Xetra Symbol: “PRC.ETR”) and PrimaCom ADRs (2 ADRs equal 1 share) are traded in the USA at the OTC BB Market (Symbol: “PCAGY”).

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history subsequent to the Multikabel Acquisition and its transformation to a broadband communications company, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.